EXHIBIT 3.8

Amendment to Registrant's Bylaws

At the October 23, 2003 board meeting First Financial Holdings, Inc. amended Article III, Section 2 of the First Financial Holdings, Inc. Bylaws to read as follows, effective January 29, 2004:

"SECTION 2.  Number, Term and Election.  The board of directors shall consist of nine members and shall be divided into three classes as nearly equal in number as possible.  The members of each class shall be elected for a term of three years and until their successors are elected or qualified.  One class shall be elected by ballot annually.  The board of directors shall be classified in accordance with the provisions of the Corporation's Certificate of Incorporation."

I, the undersigned Secretary of First Financial Holdings, Inc., do hereby certify that the above amendment was adopted by unanimous vote at the above stated board meeting.

/s/ Dorothy B. Wright
Dorothy B. Wright, Corporate Secretary
October 23, 2003

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